UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Amendment to our report on Form 6-K, which was originally furnished to the U.S. Securities and Exchange Commission on March 27, 2019 (the “Original Form 6-K”), is being furnished solely for the purposes of amending the Original Form 6-K.

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A – In Judicial Reorganization (the “Company”) calls the shareholders of the Company to attend the General and Extraordinary Shareholders’ Meeting to be held on April 26, 2019, at 11:00 am, at the Company’s headquarters’ located at Rua do Lavradio No. 71, downtown, in the City and State of Rio de Janeiro, to deliberate on the following items:

At the Annual General Meeting:

(1)               To analyze the management accounts, examine, discuss and vote on the financial statements related to the fiscal year ended December 31, 2018;

(2)               To deliberate on the allocation of the results of the fiscal year ended December 31, 2018;

(3)               To establish the annual global amount of compensation for Management and members of the Company’s Fiscal Council; and

(4)               To elect the members of the Fiscal Council and their respective alternates.

At the Extraordinary General Meeting:

(5)               To deliberate about the amendment and consolidation of the By-Laws with the purpose of converting the Audit, Risk, and Control Committee into a Statutory Audit Committees and to assign its members all of the functions of an audit committee currently exercised by the Fiscal Council, in compliance with applicable US regulations.

(6)               To approve the Long-Term Incentive Plan based on the shares issued by the Company for Executives;

(7)               To approve the Long-Term Incentive Plan based on shares issued by the Company for the members of the Board of Directors.

(8)               To approve the Company’s Loss Replacement Policy, which provides the rules, limits and procedures applicable to the indemnity agreements to be entered into by the Company and its direct and indirect subsidiaries, and their Directors, Officers and employees covered by the Policy, duly supported by the tamplate model indemnity agreement to be entered into with each beneficiary.

(9)               Ratification of all acts performed by the Company’s management in the scope of Judicial Reorganization.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to matters that are going to be deliberated at the Meeting are available at the Company’s headquarters, in the Shareholders’ Participation Manual, on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (“CVM”) (www.cvm.gov.br) pursuant to CVM Instruction 481/09, and at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.bmfbovespa.com.br/), with the purpose of examination by the Shareholders.

2. The Shareholder’s participation may be in person or by proxy, and it is requested that the Shareholder file the following documents with the Company at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City of Rio de Janeiro- RJ, from 9 a.m to 12 p.m. or from 2 p.m. to 6 p.m., up to two (2) business days prior to the Meeting, to the attention of the Corporate and M&A Management: (i) In the case of a Legal Entity: certified copies of the Articles of Incorporation or By-Laws or Articles of Association, minutes of the election of the Officers that contains the election of the legal representative(s) present at the Meeting; (ii) In the case of an Individual Taxpayer Person: certified copies of the Shareholder’s Identification Document and the Individual Taxpayer Registration Number (CPF); and (iii) In the case of an Investment Fund: certified copies of the Fund’s By-Laws and Articles of Incorporation or and certified copies of the Fund’s manager By-Laws or Articles of Association, as well as the minutes of the election of the legal representative(s) present at the Meeting. In addition to this, the documents indicated in (i), (ii) and (iii) are also required, as the case may be, when the Shareholder is represented by an attorney-in-fact, he or she shall be supported by documents proving the respective mandate, and with special powers and notarized signatures, as well as certified copies of the Attorney-in-fact’s Identification Document and Individual Taxpayer Registration Number (CPF). The requirement is intended to grant speed to the Shareholders present at the Meeting. The holders of preferred shares shall have the right to vote all matters subject to deliberation and included in the Agenda of the General and Extraordinary Shareholders’ Meeting convened, pursuant to paragraph 3 of article 13 of the Company’s By-Laws and paragraph 1 of article 111 of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporation Law”), and shall vote jointly with the common shares.

3. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to attend the Meeting must submit statement issued up to two (2) business days prior to its realization, containing a respective ownership interest, issued by the competent body.

4. Finally, in order to facilitate and encourage the attendance of its shareholders at the General and Extraordinary Shareholders’ Meeting and, in accordance with the CVM rules in particular CVM Rule 481/09, amended by CVM Rule 561/15 and 570/15, the Company will allow remote attendance and the exercise of remote voting, allowing its shareholders to send, by their respective custody agents or directly to the Company, a Distance Voting Bulletin, which is provided by the Company on its Investor Relations website, as well as on the websites of the CVM and B3, together with the other documents that are to be discussed at the Extraordinary General Shareholders’ Meeting, subject to the guidelines contained in the Distance Voting Bulletin.

Rio de Janeiro, March 27, 2019.

Eleazar de Carvalho Filho

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer